Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2007 and DECEMBER 31, 2006

(Expressed in thousands of U.S. Dollars—except per share data)

	March 31, 2007	December 31, 2006
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$193,945	$174,567
Restricted cash	2,923	4,347
Receivables-
Trade accounts receivable, net	13,013	15,425
Insurance claims	3,063	1,865
Advances and other	4,542	5,480

	20,618	22,770

Inventories	10,432	8,431
Prepaid insurance and other	4,548	3,020
Financial instruments-Fair value	6,439	9,358

Total current assets	238,905	222,493

INVESTMENTS	9,741	14,045
FIXED ASSETS:
Advances for vessels under construction	175,538	261,242

Vessels	1,978,229	1,649,928
Accumulated depreciation	(194,172)	(191,281)

Vessels’ Net Book Value	1,784,057	1,458,647

Total fixed assets	1,959,595	1,719,889

DEFERRED CHARGES, net	11,897	13,448

Total assets	$2,220,138	$1,969,875

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$35,725	$23,117
Accounts payable-
Trade	29,846	20,211
Due to related companies	1,029	2,414
Dividend declared	28,559	—
Other	1,477	2,044

	60,911	24,669

Accrued liabilities	20,159	18,218
Accrued bank interest	24,976	13,705
Unearned revenue	7,906	12,075
Deferred income, current portion	3,168	5,821
Financial instruments—Fair value	3,731	3,825

Total current liabilities	156,576	101,430

LONG-TERM DEBT, net of current portion	1,294,957	1,110,544

DEFERRED INCOME, net of current portion	1,834	2,626

MINORITY INTERESTS	521	2

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized at March 31, 2007 and December 31, 2006; 19,039,871 issued and outstanding at March 31, 2007 and December 31, 2006.	19,040	19,040
Additional paid-in capital	267,430	267,430
Other comprehensive income	783	4,718
Retained earnings	478,997	464,085

Total stockholders’ equity	766,250	755,273

Total liabilities and stockholders’ equity	$2,220,138	$1,969,875

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

(Expressed in thousands of U.S. Dollars—except per share data)

	Three months ended March 31,
	2007	2006
VOYAGE REVENUES:	$115,282	$95,870

EXPENSES:
Commissions	4,078	3,555
Voyage expenses	14,716	16,701
Charter hire expense	4,455	6,058
Vessel operating expenses	22,709	14,457
Depreciation	18,142	10,677
Amortization of deferred dry-docking costs	725	1,425
Management fees	2,205	1,409
General and administrative expenses	815	475
Staff compensation expense	963	—
Foreign currency losses/(gains)	32	(7)
Amortization of deferred gain on sale of vessels	(792)	(792)
Gain on sale of vessels, net	(6,397)	—

Total expenses	61,651	53,958

Operating income	53,631	41,912

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(15,535)	(3,612)
Interest income	5,992	2,775
Other, net	(98)	698

Total other income (expenses), net	(9,641)	(139)

MINORITY INTEREST	(519)	—

Net Income	$43,471	$41,773

Earnings per share, basic	$2.28	$2.19

Earnings per share, diluted	$2.28	$2.19

Weighted average number of shares, basic	19,039,871	19,102,245

Weighted average number of shares, diluted	19,049,300	19,110,939

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2006 AND MARCH 31, 2007

(Expressed in thousands of U.S. Dollars—except per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stock- Holders’ Equity
BALANCE, January 1, 2006		$19,177	$269,237	$3,067	$315,705	$607,186

Net income	196,404				196,404	196,404

—Exercise of stock options		6	65			71

—Repurchase and cancellation of common stock (143,200 shares)		(143)	(1,872)		(3,246)	(5,261)

—Cash dividends declared and paid
($2.35 per share)					(44,778)	(44,778)

—Fair value of financial instruments	3,666			3,666		3,666

—Fair value of investments	3,072			3,072		3,072

—Reclassification of gains on undesignated cash flow hedges	(5,087)			(5,087)		(5,087)

Comprehensive income	$198,055

BALANCE, December 31, 2006		$19,040	$267,430	$4,718	$464,085	$755,273

Net income	43,471				43,471	43,471

—Cash dividends declared
($1.50 per share)					(28,559)	(28,559)

—Fair value of financial instruments	(863)			(863)		(863)

—Fair value of investments	(3,072)			(3,072)		(3,072)

Comprehensive income	$39,536

BALANCE, March 31, 2007		$19,040	$267,430	$783	$478,997	$766,250

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

(Expressed in thousands of U.S. Dollars)

	Three months ended March 31,
	2007	2006
Cash Flows from Operating Activities:

Net income	$43,471	$41,773
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,142	10,677
Amortization of deferred dry-docking costs	725	1,425
Amortization of loan fees	304	235
Amortization of deferred income	(792)	(792)
Change in fair value of interest rate swaps	1,962	(1,205)
Change in fair value of investments	(3,563)	(1,256)
Payments for dry-docking	(446)	(286)
Gain on sale of vessels, net	(6,397)	—
Minority Interests	519	—
Gain on sale of investments	(206)	(495)
(Increase) Decrease in:
Receivables	2,152	(6,614)
Inventories	(2,001)	(2,813)
Prepaid insurance and other	(1,528)	(272)
Increase (Decrease) in:
Accounts payable	7,683	3,830
Accrued liabilities	13,212	2,449
Unearned revenue	(4,169)	(1,289)

Net Cash from Operating Activities	69,068	45,367

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(34,617)	(119,104)
Vessel acquisitions and/or improvements	(241,047)	(163,584)
Investments	—	16,102
Proceeds from sale of investments	5,000	—
Proceeds from sale of vessels, net	22,911	—

Net Cash used in Investing Activities	(247,753)	(266,586)

Cash Flows from Financing Activities:
Proceeds from long-term debt	199,426	207,373
Financing costs	(382)	(305)
Payments of long-term debt	(2,405)	(50,108)
Proceeds from exercise of stock options	—	12
(Increase)/decrease in restricted cash	1,424	(1,035)
Repurchase and cancellation of common stock	—	(3,916)

Net Cash from Financing Activities	198,063	152,021

Net increase (decrease) in cash and cash equivalents	19,378	(69,198)
Cash and cash equivalents at beginning of period	174,567	145,769

Cash and cash equivalents at end of period	$193,945	$76,571